April 15, 2026

Todd Gleason
Chief Executive Officer
CECO Environmental Corp.
5080 Spectrum Drive, Suite 800E
Addison, Texas 75001

       Re: CECO Environmental Corp.
           Registration Statement on Form S-4
           Filed April 8, 2026
           File No. 333-294924
Dear Todd Gleason:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Jonathan Whalen